SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
Bellerophon Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
078771300*
(CUSIP Number)
December 18, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

507 Summit LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,026,868

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,026,868

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,026,868

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lepercq Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,026,868

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,026,868

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,026,868

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lepercq de Neuflize Asset Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,026,868

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,026,868

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,026,868

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lepercq Multi-Asset Fund SA SICAV-SIF

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,026,868

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,026,868

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,026,868

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12.	TYPE OF REPORTING PERSON

FI

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kyle Cleeton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,026,868

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,026,868

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,026,868

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
Bellerophon Therapeutics, Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
20 Independence Boulevard, Suite 402, Warren, New Jersey 07059
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	507 Summit LLC,

•	Lepercq Capital Management LLC,

•	Lepercq de Neuflize Asset Management LLC,

•	Lepercq Multi-Asset Fund SA SICAV-SIFIS, and

•	Kyle Cleeton.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 853 Broadway, Suite 1109, New York, NY 10003.
Item 2(c).	Citizenship:
507 Summit LLC is a Delaware limited liability company. Lepercq Capital Management LLC is a Delaware limited liability company. Lepercq de Neuflize Asset Management LLC is a Delaware limited liability company.  Lepercq Multi-Asset Fund SA SICAV-SIF is an entity organized under the laws of Luxembourg. Kyle Cleeton is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
078771300
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.
(a)	Amount beneficially owned:
As of  January 26, 2024, 507 Summit LLC beneficially owned 1,026,868 shares of Common Stock.
Lepercq Multi-Asset Fund SA SICAV-FIS, as the majority owner of 507 Summit LLC, may be deemed to have beneficially owned the 1,026,868 shares of Common Stock beneficially owned by 507 Summit LLC.
Lepercq Capital Management LLC, as the managing member of 507 Summit LLC, may be deemed to have beneficially owned the 1,026,868 shares of Common Stock beneficially owned by 507 Summit LLC.
Lepercq de Neuflize Asset Management LLC, as the managing member of Lepercq Capital Management LLC and as the Investment Advisor to Lepercq Multi-Asset Fund SA SICAV-FIS may be deemed to have beneficially owned the 1,026,868 shares of Common Stock beneficially owned by 507 Summit LLC
Kyle Cleeton, as the Co-CIO of Lepercq de Neuflize Asset Management LLC, may be deemed to have beneficially owned the 1,026,868 shares of Common Stock beneficially owned by 507 Summit LLC.
(b)	Percent of Class:
The following percentage is based on 12,232,648 shares of Common Stock outstanding as of October 30, 2023, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 10, 2024.
As of  January 26, 2024, the Reporting Persons may be deemed to have beneficially owned approximately 8.4% of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of shares of Common Stock:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote of shares of Common Stock:
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:
See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: January 26, 2024
507 SUMMIT LLC*

By:	/s/ Kyle Cleeton
Kyle Cleeton,
Authorized Signatory

LEPERCQ CAPITAL MANAGEMENT LLC*

By:	/s/ Kyle Cleeton
Kyle Cleeton,
Authorized Signatory
LEPERCQ MULTI-ASSET FUND SA SICAV-FIS*
By: Lepercq de Neuflize Asset Management LLC, its Investment Manager
By:	/s/ Kyle Cleeton
Kyle Cleeton,
Co-CIO of Lepercq de Neuflize Asset Management, LLC

LEPERCQ DE NEUFLIZEE ASSET MANAGMEENT LLC*

By:	/s/ Kyle Cleeton
Kyle Cleeton,
Co-CIO

/s/ Kyle Cleeton
KYLE CLEETON*

*The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of Bellerophon Therapeutics, Inc. dated as of January 26, 2024 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated: January 26, 2024
507 SUMMIT LLC*

By:	/s/ Kyle Cleeton
Kyle Cleeton,
Authorized Signatory

LEPERCQ CAPITAL MANAGEMENT LLC*

By:	/s/ Kyle Cleeton
Kyle Cleeton,
Authorized Signatory
LEPERCQ MULTI-ASSET FUND SA SICAV-FIS*
By: Lepercq de Neuflize Asset Management LLC, its Investment Manager
By:	/s/ Kyle Cleeton
Kyle Cleeton,
Co-CIO of Lepercq de Neuflize Asset Management, LLC

LEPERCQ DE NEUFLIZEE ASSET MANAGMEENT LLC*

By:	/s/ Kyle Cleeton
Kyle Cleeton,
Co-CIO

/s/ Kyle Cleeton
KYLE CLEETON